Filed pursuant to Rule 433

Registration Statement No.: 333-250113

November 16, 2020

CAE Inc.

Treasury Offering of Common Shares

Term Sheet	November 16, 2020

A preliminary base shelf prospectus and draft prospectus supplement containing important information relating to the securities described in this document have been filed with the securities regulatory authorities in each of the provinces of Canada. A copy of the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement is required to be delivered to any investor that received this document and expressed an interest in acquiring the securities. There will not be any sale or any acceptance of an offer to buy the securities until a receipt for the final base shelf prospectus has been issued and a prospectus supplement filed.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision. Investing in the Shares (as defined herein) involves risk. See “Risk Factors” in the final base shelf prospectus and in the prospectus supplement.

CAE Inc. has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement relating to this offering, the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may request the prospectus supplement and prospectus in Canada from Scotia Capital Inc., Attention: Equity Capital Markets, Scotia Plaza, 62nd Floor, 40 King Street West, Toronto, Ontario M5H 3Y2, or by telephone at 1-416-863-7704 or by email at equityprospectus@scotiabank.com and in the United States from Scotia Capital (USA) Inc., Attention: Equity Capital Markets, 250 Vesey Street, 24th Floor, New York, New York, 10281, or by telephone at 1-212-225-6853 or by email at equityprospectus@scotiabank.com; from RBC Dominion Securities Inc., Attention: Distribution Centre, 180 Wellington Street West, 8th Floor, Toronto, Ontario M5J 0C2, or by telephone at 1-416-842-5349, or by email at Distribution.RBCDS@rbccm.com and in the United States from RBC Capital Markets, LLC, Attention: Equity Syndicate, 200 Vesey Street, 8th Floor, New York, NY 10281, or by telephone at 1-877-822-4089, or by email at equityprospectus@rbccm.com; or from TD Securities Inc., Attention: Symcor, 1625 Tech Avenue, Mississauga, Ontario L4W 5P5, or by telephone at 289-360-2009 or by email at sdcconfirms@td.com and in the United States from TD Securities (USA) LLC, 31 W 52nd Street, New York, NY 10019 or by telephone at 212-827-7392.

Issuer:	CAE Inc. (the “Corporation”).

Issue:	10,060,000 common shares (the “Shares”).

Issue Amount:	C$300,291,000 (the “Offering”).

Issue Price:	C$29.85 per Share.

Over-Allotment Option:	The underwriters shall have the option, exercisable in whole or in part from time to time for a period of 30 days from the closing date of the Offering (“Closing”), to purchase up to an additional 15% of the number of Shares issued under the Offering, being 1,509,000 Shares, at the offering price and on the same terms and conditions as the offering to cover over-allotments, if any, and for market stabilization purposes.

Use of Proceeds:	The Corporation intends to use the net proceeds of the Offering and the Concurrent Private Placement (as defined below) for general corporate purposes, which may include pursuing and funding its growth strategies and potential future acquisition opportunities. Pending such use, the Corporation intends to invest the net proceeds from the Offering in short-term, investment grade, interest bearing instruments or hold them as cash or cash equivalents, or repay indebtedness outstanding under one or more of its credit facilities, which may be withdrawn again as opportunities arise.

Issue Type and Jurisdictions:	Bought deal by way of a prospectus supplement to the Corporation’s short form base shelf prospectus to be filed in all provinces of Canada and in the United States pursuant to the multi-jurisdictional disclosure system.

Conditions:	Subject to standard bought deal terms and conditions for transactions of this type. Closing of the Offering and the Concurrent Private Placement are conditional upon each other.

Concurrent Private Placement:	Concurrent with the Offering, the Corporation will issue to Caisse de dépôt et placement du Québec (directly or to a subsidiary, “Caisse”) 5,025,126 Shares at the Issue Price for gross proceeds to the Corporation of $150,000,011.10 (the “Concurrent Private Placement”). The Shares sold pursuant to the Concurrent Private Placement will be subject to a statutory hold period of four months plus one day from the Closing Date. No commission shall be payable to the Underwriters on the Concurrent Private Placement.

Listing:	The Shares are listed on the TSX and the NYSE under the symbol “CAE”.

Eligibility:	Subject to customary qualifications, the Shares will be qualified investments for RRSPs, RRIFs, RESPs, RDSPs, DPSPs and TFSAs.

Joint Bookrunners:	Scotia Capital Inc., RBC Capital Markets and TD Securities Inc.

Commission:	4.00% of the Offering amount, payable upon Closing.

Closing:	On or about November 30, 2020.

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